1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2006

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated January 3, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: January 4, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

Announcement

The Board of Directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”) announces that Mr. He Ning has resigned from his position as an Executive Director and Vice President of the Company with effect from 3 January 2006. Mr. Li Gang has also resigned from his position as an Executive Director of the Company with effect from 3 January 2006. The resignation of Mr. Li Gang from his position as an Executive Director of the Company is due to reassignment of work. Since Mr. He Ning has been appointed as the Chairman and President of Beijing Mobile Communication Company Limited in place of Mr. Li Gang, Mr. He Ning has resigned from his position as an Executive Director and Vice President of the Company. Mr. He Ning and Mr. Li Gang have both confirmed that there is no disagreement with the Board and that there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Mr. He Ning and Mr. Li Gang to the Company with the highest regard and deepest gratitude.

The Board is pleased to announce that, after a review and approval by the Board and the Nomination Committee of the Company, Madam Xin Fanfei has been appointed as an Executive Director and Vice President of the Company with effect from 3 January 2006.

Madam Xin Fanfei, age 49, has served as the Deputy Director of the Foreign Affairs Division of Tianjin Posts & Telecommunications Administration, Deputy Director of the Planning Division and Chief of the Planning Office of Tianjin Posts & Telecommunications Administration, Deputy Director (in chief) and Director of the Planning Division of Tianjin Posts & Telecommunications Administration, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Assistant to the Director General and Director of the Department of Planning and Construction of Tianjin Mobile Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Vice President of Tianjin Mobile Communication Company Limited, President of Heilongjiang Mobile Communications Company, and Chairman and President of Heilongjiang Mobile Communication Company Limited. Madam Xin received an EMBA degree from Peking University and is currently pursuing a doctoral degree in business administration at the Hong Kong Polytechnic University. As a professor-level senior engineer, Madam Xin possesses many years’ experience in the telecommunications industry. Madam Xin has not held any directorship in any other listed public companies in the past three years.

The Company and Madam Xin Fanfei have not entered into any service contract which provides for a specified length of service. Madam Xin will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Madam Xin will receive a salary of HK$90,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to her performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Madam Xin Fanfei has been determined with reference to her duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Madam Xin Fanfei’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome her as a member of the Board.

Save as disclosed herein, Madam Xin Fanfei does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. She does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the appointment of Madam Xin Fanfei that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. Xu Long and Madam Xin Fanfei as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board
China Mobile (Hong Kong) Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 3 January 2006